FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2003

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______



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Material Contained in this Report:


1. English translation of a press release dated August 6, 2003, relating to the registrant's notice of repurchase of 25,000,000 shares of common stock for the purchase price of JPY 3,060 per share.

2. English translation of a press release dated August 7, 2003, with respect to the registrant's notice of results of the above referenced repurchase, resulting in a repurchase of 24,288,200 shares of common stock for an aggregate purchase price of JPY 74,321,892,000.

3. English translation of the Report on Bulk Holding, as filed with the Director of Tokai Local Finance Bureau on August 8, 2003 pursuant to
         Article 27-23, Paragraph 1 of the Securities and Exchange Law, relating to the shareholding in the registrant by six holders (including the registrant).

4. English translation of Amendment No. 1 to the Report on Bulk Holding, as filed with the Director of Tokai Local Finance Bureau on August 8, 2003 pursuant to Article 27-25, Paragraph 1 of the Securities and Exchange Law, relating to the shareholding in the registrant by six holders (including the registrant).


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Toyota Motor Corporation


                                        By:  /s/ Takahiko Ijichi
                                             -------------------------------
Date:  August 29, 2003                      Name:  Takahiko Ijichi
                                            Title: General Manager,
                                                   Accounting Division